Kane Kessler, P.C.
1350 Avenue of the Americas - 26th Floor
New York, New York 10019

November 16, 2007

By Edgar and Federal Express

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Att'n: Mr. Russell Mancuso, Branch Chief

Re:	Langer, Inc. - Registration Statement on Form S-3 filed January 9, 2007, SEC File No. 333-139882

Dear Mr. Mancuso:

We hereby submit in electronic format to the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and Regulation S-T, Amendment No. 1 on Form S-1 to the Registration Statement on Form S-3 (the “Registration Statement”) of Langer, Inc. (“Langer” or the “Company”). We note to the Staff that the Company has amended the Registration Statement on Form S-1 because the Company is currently ineligible to use Form S-3. We further note to the Staff that the Company has amended the Registration Statement to include additional shares of its common stock.

The Registration Statement has been revised in response to the Staff’s comments contained in the Commission’s letter of comments (the “Staff Letter”) dated February 1, 2007. In connection therewith, set forth on Schedule A hereto are the Company’s responses to the Staff Letter, which have been listed in the order of the comments from the Staff Letter.

Please feel free to contact me at (212) 519-5115, with any questions regarding the foregoing.

Very truly yours, /s/ Steven E. Cohen Steven E. Cohen

Enclosure

Schedule A - Responses of Langer, Inc. to the
Commission Staff Comment Letter dated February 1, 2007

Selling Stockholders, page 16

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

The original conversion price of the 5% Convertible Subordinated Notes (the "Notes") on the date of sale was $4.75, which is above the $4.14 closing market price of the Company’s common stock on the closing date (12/8/06) of the sale of the Notes. The total dollar value of the securities underlying the Notes on the sale date of the Notes was $25,647,983, based on the $4.14 closing price of the Company's common stock on such date, multiplied by the number of shares (6,195,165) that are presently issuable upon conversion of the Notes at the conversion price of $4.6617 which is currently in effect.

Such conversion price was adjusted pursuant to the provisions of a weighted average anti-dilution formula in the Note Purchase Agreement governing the Notes.

The Company has revised the Registration Statement in response to the Staff’s comment. See "The Offering", first paragraph.

2.
Please provide us with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible notes.

The Company has not made, and is not hereafter required to make, any payments to any of the selling stockholders in connection with the sale of the Notes, other than the semi-annual payments of interest on the Notes up to earlier of the time of conversion of the Notes or the due date of the principal of the Notes (December 7, 2011).

In connection with the sale of the Notes the Company received gross proceeds in the aggregate amount of $28,880,000.

The Company will not receive any proceeds from the sale of the shares of common stock underlying the Notes. To the extent the Notes are converted into common stock, how-ever, the Company will be relieved of indebtedness equal to the principal amount of the converted portion of the Notes.

The Company has revised the Registration Statement to disclose that the Company will not receive any proceeds from the sale of the shares of common stock underlying the Notes. See "Use of Proceeds."

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

-
the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible note” means the securities underlying the note that may be received by the persons identified as selling stockholders]:

-	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

-	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

-	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

-
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

-
the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

-
the total possible discount to the marked price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

There is no conversion discount for the securities underlying the Notes. Therefore, the Company does not believe that providing tabular disclosure illustrating total possible profits the selling stockholders could realize as a result of the conversion discount on the Notes would be meaningful to investors.

As disclosed above in response to Comment 1, the closing market price of the Com-pany’s common stock on the closing date of the sale of the Notes was $4.14 per share. The Company has revised the Registration Statement to disclose the closing market price of the Company’s common stock on the closing date of the sale of the Notes. Please see "The Offering," first paragraph.

The conversion price under the Notes is a fixed price, subject to a weighted average anti-dilution adjustment if the Company issues common stock for a consideration less than the conversion price (with customary exceptions for issuances pursuant to stock incentive plans and options and warrants outstanding prior to the sale of the Notes). As disclosed above in response to Comment 1, subsequent to the sale of the Notes, the conversion price of the Notes has been adjusted to $4.6617 pursuant to the provisions of a weighted average anti-dilution formula in the Note Purchase Agreement governing the Notes. The conversion price is not adjustable on account of changes in the market price of the Com-pany's common stock. On the date of the sale of the Notes, based on the applicable con-version price on such date ($4.75), the Notes were convertible into 6,080,000 shares of common stock. Currently, based on the current conversion price ($4.6617), the Notes are convertible into 6,195,165 shares of common stock, and the total market value of such shares is $17,965,979 based upon a price per share of $2.90, which was the closing price of the Company’s common stock on November 16, 2007. The Company has revised the Registration Statement to disclose the number of shares of common stock issuable on the closing date of the sale of the Notes as well as to disclose the number of shares of common stock currently issuable upon conversion of the Notes and the total market price of such shares as of November 16, 2007. Please see "The Offering," first paragraph.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

-
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stock-holders, presented in a table with the following information disclosed separately:

-	market price per share of the underlying securities on the date of the sale of that other security;

-	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise dis-count rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

-	the total possible shares to be received under the particular securities assuming complete conversion/exercise);

-
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

-
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

-
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price of the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

The Company has revised the Registration Statement to include a table that sets forth the total possible profit that may be realized as a result of con-version discounts for common stock underlying the Company's warrants issued September 30, 2004, that are held by certain of the selling stockholders or affiliates of the selling stock-holders. Such warrants were issued to the purchasers of the Company's 7% subordinated notes due September 30, 2009 (the “7% Notes”), at the rate of 20 warrants for each $1,000 of principal amounts of 7% Notes purchased. The 7% Notes were repaid in full, with interest, on June 15, 2005. Please see "Selling Stockholders - Conversion Discounts for Shares Underlying Warrants."

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

-	the gross proceeds paid or payable to the issuer in the convertible note transaction;

-	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment two;

the resulting net proceeds to the issuer; and

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants; options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to comment three and comment four.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to comment two and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment three divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

As disclosed above in response to Comment 2: (i) in connection with the sale of the Notes the Company received proceeds in the aggregate amount of $28,880,000; and (ii) the Company has not made, and is not hereafter required to make, any payments to any of the selling stockholders or any affiliates of the selling stockholders in connection with the sale of the Notes other than payment of interest. As disclosed above in response to Comment 3, there is no conversion discount for the securities underlying the Notes. In addition, the Company does not believe that the total aggregate possible discount to market of $516,000 represented by the warrants disclosed above in response to Comment 4, which was issued in a transaction unrelated to the Notes, is material to the Registration State-ment. Accordingly, the Company does not believe that the disclosure requested in this Comment 5 is applicable to the Notes and, therefore, would not be meaningful to investors.

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

-	the date of transaction;

-	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

-
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

-	the number of shares of the class of securities subject to the transaction that were issues or issuable in connection with the transaction;

-
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;

-	the market price per share of the class of securities subject to the transaction immediately prior to the transaction; and

-	the current market price per share of the class of securities subject to the transaction.

The Company has added a table setting forth the requested information to Amendment No. 1, in the "Selling Stockholders" section, under the subheading "Prior Securities Transactions between the Selling Stockholders and the Company."

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

-
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

-	the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

-
the number of shares registered for resale by the selling shareholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

-	the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

-	the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying and outstanding convertible securities, options, or warrants.

The Company has added a table setting forth the requested information to Amendment No. 1, in the "Selling Stockholders" section, under the subheading "Shares Previously registered for the Selling Stockholders."

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

-	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

-
whether - based on information obtained from the selling stockholders - any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling stockholder entered into that short position; and

-
the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.)

The Company has revised the Registration Statement to disclose that it has the intention and a reasonable basis to believe that it will have the financial ability to make all pay-ments under the Notes. Please see "Description of Capital Stock - Convertible Notes."

To the Company’s knowledge, none of the selling stockholders identified in the Registration Statement has an existing short position in the Company’s common stock.

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

-
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

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copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard, and tell us with specificity where complete disclosure of the issues addressed in this comment appears.

There are no relationships or arrangements that have existed within the past three years or are to be performed in the future between the Company (or any of its predecessors) and any of the selling stockholders, any affiliates or the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction. We advise you that we construe "transaction" to mean the Company's sale of the Notes.

10.	Please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus.

The total number of shares of the Company’s common stock as set forth in the fee table of the Registration Statement is the same number of shares listed in the “Selling Stockholders” section of the prospectus.

11.
With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

The Company has revised the selling stockholder table to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder. Please see the first table, and the footnotes thereto, in the section headed "Selling Stockholders."

12.
We note your disclosure in your Form 8-K filed on January 29, 2007 that you are seeking shareholder approval of the shares related to this transaction. Note that you should not register shares for resale if you are not authorized to issue those shares.

The Company notes to the Staff that, as disclosed in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2007, the Company’s stockholders approved the issuance of the shares of common stock underlying the Notes at a Special Meeting of Stockholders held on April 19, 2007, and so the Company is fully authorized to issue the shares acquirable upon exercise of the Notes.